Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

The following are the significant subsidiaries of Surna Inc. as of November 30, 2011 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case Surna Inc. owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Name	State or jurisdiction of Entity
Surna Inc.	Nevada
Surna Media Inc.	BVI
Surna Hongkong Limited	Hong Kong
Flying Cloud Information Technology Co. Ltd.	Shanghai, PRC
Surna Networks, Inc.	Nevada
Surna Networks Limited	Hong Kong